EXHIBIT 99.0

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2001
(Dollars in Thousands)
(Unaudited)

FIXED CHARGES:

Interest Expense	$48,311
Amortization of Debt Premium, Discount and Expense	(74)
Interest Component of Rentals	12
Total Fixed Charges	$48,249

EARNINGS:

Net Income before Dividend on Washington Gas Preferred Stock	$63,583

Add:
Income Taxes Applicable to Utility Operating Income	45,522
Income Taxes Applicable to Non-Utility Operating Income	1,787
Income Taxes Applicable to Other Income (Expenses)-Net	(983)
Total Fixed Charges	48,249

Total Earnings	$158,158

Ratio of Earnings to Fixed Charges	3.3